Exhibit (a)(1)(D)

Offer to Purchase for Cash
By

JAKKS Pacific, Inc.
of
up to 4,000,000 Shares of its Common Stock
(including Series A Junior Participating Preferred Stock Rights)
at a Purchase Price of $20.00 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON JUNE 27, 2012, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

May 25, 2012

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

We have been appointed by JAKKS Pacific, Inc., a Delaware corporation (“JAKKS”), to act as Dealer Manager in connection with JAKKS' offer to purchase for cash up to 4,000,000 shares of its common stock, par value $0.001 per share (the “Shares”), together with the associated rights to purchase Series A Junior Participating Preferred Stock of JAKKS, par value $0.001 per share, issued pursuant to the Rights Agreement, dated as of March 5, 2012, between JAKKS and Computershare Trust Company, N.A., as Rights Agent, at a price of $20.00 per Share, net to the seller, in cash, without interest, but subject to applicable withholding taxes (the “Purchase Price”), upon the terms and subject to the conditions described in the Offer to Purchase, dated May 25, 2012 (the “Offer to Purchase”) and in the Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Only Shares properly tendered in the Offer, and not properly withdrawn, will be purchased, upon the terms and subject to the conditions of the Offer. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, all of the Shares tendered may not be purchased if more than the number of Shares JAKKS seeks are properly tendered and not properly withdrawn. Shares tendered but not purchased pursuant to the Offer, including Shares not purchased because of proration, will be returned promptly following the Expiration Date. See Sections 1, 3 and 4 of the Offer to Purchase.

If the Offer is fully subscribed, the completion of the Offer will result in the repurchase by JAKKS of 4,000,000 Shares.

Upon the terms and subject to the conditions of the Offer, if greater than 4,000,000 Shares have been properly tendered and not properly withdrawn prior to the Expiration Date, JAKKS will purchase properly tendered Shares in the following order of priority: (i) first, from all holders of “odd lots” of less than 100 Shares who properly tender all of their Shares and do not properly withdraw them prior to the Expiration Date; (ii) second, from all other stockholders who properly tender Shares, on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional Shares (except for stockholders who tendered Shares conditionally and for which the condition was not satisfied), until JAKKS has purchased 4,000,000 Shares; and (iii) third, only if necessary to purchase 4,000,000 Shares, from holders who properly tender Shares conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have properly tendered and not properly withdrawn all of their Shares prior to the Expiration Date. See Sections 1, 3, 4 and 6 of the Offer to Purchase.

For your information, and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	Offer to Purchase, dated May 25, 2012;
2.	Letter of Transmittal (and accompanying IRS Form W-9), for your use in accepting the Offer and tendering Shares of, and for the information of, your clients;
3.	Letter to Clients, for you to send to your clients for whose accounts you hold Shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client's instructions with regard to the Offer;
4.	Notice of Guaranteed Delivery with respect to Shares, to be used to accept the Offer if certificates representing your clients' Share certificates are not immediately available or cannot be delivered to you to be further delivered to Computershare Trust Company, N.A., the Depositary for the Offer (the “Depositary”) prior to the Expiration Date (or the procedures for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents, including a properly completed and duly executed Letter of Transmittal, to reach the Depositary prior to the Expiration Date; and
5.	Return envelope addressed to the Depositary.

The conditions to the Offer are described in Section 7 of the Offer to Purchase.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at midnight, New York City time, on June 27, 2012, unless the Offer is extended or withdrawn. Under no circumstances will JAKKS pay interest on the Purchase Price, even if there is a delay in making payment.

For Shares to be tendered properly in the Offer:

•	the certificates for the Shares, or confirmation of receipt of the Shares pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received prior to the Expiration Date by the Depositary at its address set forth on the back cover page of the Offer to Purchase; or
•	the tendering stockholder must, prior to the Expiration Date, comply with the guaranteed delivery procedure set forth in the Offer to Purchase.

JAKKS' Board of Directors (the “Board”) has authorized the Offer; however, we have not, and are not making, and none of JAKKS, the Board, Innisfree M&A Incorporated, the Information Agent for the Offer (the “Information Agent”) or the Depositary has made, or is making, any recommendation to your clients as to whether they should tender or refrain from tendering their Shares. Your clients must make their own decisions as to whether to tender their Shares and, if so, how many Shares to tender. In doing so, your clients should read carefully the information in, or incorporated by reference in, the Offer to Purchase and the Letter of Transmittal, including the purposes and effects of the Offer. See Section 2 of the Offer to Purchase. Your clients are urged to discuss their decision with their own tax advisors, financial advisors and/or brokers.

JAKKS will not pay any fees or commissions to brokers, dealers or other persons (other than fees to us, the Information Agent and the Depositary, as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. JAKKS will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer and related materials to your clients. JAKKS will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase. See Section 5 of the Offer to Purchase.

Questions and requests for assistance may be directed to us or to the Information Agent, and requests for additional copies of the enclosed materials may be directed to the Information Agent, at the telephone numbers and addresses listed below.

We, as Dealer Manager for the Offer, are: BofA Merrill Lynch Merrill Lynch, Pierce, Fenner & Smith Incorporated Bank of America Tower One Bryant Park New York, NY 10036 Call toll-free: (888) 803-9655	The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th floor
New York, NY 10022
Stockholders may call toll free: (877) 825-8631
Banks and Brokers may call collect: (212) 750-5833

Very truly yours, MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

Nothing contained in this letter or in the enclosed documents shall render you or any other person our agent or the agent of JAKKS, the Depositary, the Information Agent or any affiliate of ours or any of them or authorize you or any other person to give any information or use any document or make any statement on our behalf or on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.